Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Attention:

Ms. Suzanne Reilly

Mr. John D. Reynolds

        RE:     Frezer, Inc.

Form 10SB filed June 1, 2005

 File No 0-51336

Ladies and Gentlemen:

On behalf of Frezer, Inc. (the "Company"), I enclose for filing under the Securities Exchange Act of 1934, an amendment to the Form 10SB filed on June 1,2005 file no. 0-51336.

The amendment to the Form 10SB contain revisions that have been made in response to the comment received from the Staff of the Securities and Exchange Commission (the "Staff") in their letter dated July 13, 2005. Set forth below each comment is the Company's responses to the Staff's comment.

General

1.  We note the proposed spin-off of the common stock of Frezer, Inc. to the shareholders of Bio-Matrix Scientific Group. Please disclose the purpose of the spin-off and provide an analysis addressing the exemption from registration that you rely on in connection with the spin-off. Please consult SEC Staff Legal Bulletin No. 4 (CF), September 16, 1997, located at http://www.sec.gov/interps/legal/slbcf4.txtj for the Division's views regarding section 5 of the Securities Act and spin-offs.

We address this in detail in Item 2 of the Form 10SB/A

2.  Please note the updating requirements of Item 310(g) of Regulation S-B.

While we feel that our audited financials are well within the timeframe provided by applicable rules and regulations, we have included unedited interim financials for the period ending June 30, 2005. These financials can be found in Part F/S of the Form 10SB/A immediately following the audited financial statements from inception to May 20, 2005.

3.  A currently dated consent of the independent public accountant should be provided in all amendments to the registration statement.

Provided in the Form 10SB/A

4.   You have spelled Cryo-Cell two ways in this registration statement. Please revise.

These were typographical errors which have all been revised to the correct spelling, which is Cryo-Cell

5.  Please number the pages of the amended Formic S-B before uploading to EDGAR. The page numbers used in this letter are those in the upper right-hand corner of the EDGAR print-out.

The pages have been numbered

Disclosure Regarding Forward-Looking Statements, page 2

6.   Section 27A of the Securities Act and section 21E of the Exchange Act do not apply when the registration statement is for shares not subject to the reporting requirements of sections 13 (a) or 15(d) of the Securities Exchange Act. Please either:

delete any references to the Litigation Reform Act; or

make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply when the registration statement is for shares not subject to tbe reporting requirements of section 13(a) or 15(d) of the Securities Exchange Act.

Amended accordingly

Reports to Security Holders, page 6

7.  Please delete disclosure about the NASDAQ rule,

Reference to NASD Rule 6530 has been deleted from the first paragraph of the section titled Reports to Security Holders

8.

Clarify that this registration statement, unless you withdraw it or it is the subject of a stop order, will automatically be effective on July 30, 2005, 60 days after the initial filing. Also, disclose that it will then be subject to the Commission's periodic reporting requirements.

We feel that such clarification has been made in the section titled  Reports to Security Holders in the Form 10SB/A

9-  Item 101(c) of Regulation S-B requires that you do the following:

•

disclose whether you will voluntarily send an annual report and whether the report will include audited financial statements; and

We have included in the Form 10SB/A disclosure in the Section titled Reports to Security Holders that we intend to send an annual report which will include audited financial statements

•   state that the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC and state the address of that site is  (http://www.sec.gov). You are encouraged to give your Internet address, if available.

Included in the Form 10SB/A disclosure in the Section titled Reports to Security Holders. We do not currently have a website.

10. Also, please note that the address of the SEC's Public Reference Room has changed to 100 F Street, N.E., Washington, DC 20549. Please revise the disclosure.

This correction has been made

Item 1. Description of Business, page 3

11. Please update the disclosure about the distribution of the registrant's stock to shareholders of Bio-Matrix Scientific Group, Inc. ("BMXG").

This disclosure is updated in Part 1, Item 1(a), Item 2, and Part II, Item 1

12. Disclose how your objective of developing cryogenic stem cell banks differs from the business of Cryo-Cell. Also describe any current affiliation with Cryo-Cell.

We intend to harvest and bank stem cells from adipose (fat) tissue in addition to cord blood, whereas Cryo-cell harvests and banks solely cord blood. . There is no affiliation between Frezer Inc. and Cryo-Cell.

 Item 1 Regenerative Medicine and Adult Stem Cell Therapies

13. Indicate which of your officers or employees has a background which will be helpful in the development of cryogenic stem cell banks, and describe how it will be helpful.

Dr. O'Neill was employed by Cryo-Cell International  as Laboratory and Scientific Director from April 1999 through July 2003. Cryo-Cell International was established in 1992 and has the largest number of stored specimens (over 80,000).Dr. O'Neill was a key component in establishing Cryo-Cell as a leader in its field. Dr. Geoffrey O’Neill has also authored or co-authored more than 90 articles that either directly or indirectly deal with stem cell research These disclosures have been added to Dr. O’Neil’s  biographical information..

14. Disclose whether you have spent any money, and how much, during each of the last two fiscal years, on research and development activities.

No money has been spent on during each of the last two fiscal years, on research and development activities. Frezer Inc. was incorporated in May of 2005

Competitive Business Conditions, page 6

15. If any of the listed competitors are affiliated with the company, please disclose. For example, we note that Geoffrey O'Neill was the Medical Director of Cryo-Cell.

None of the listed competitors is affiliated with us. Geoffrey O’Neill has not been associated with Cryo-Cell since July of  2003, as disclosed in Part 1, Item 5

Government Regulations, page 6

16. Pursuant to Iteml01(8), (9) and (11) of Regulation S-B, provide greater detail regarding the following:

*    the need for any government approval of principal products or services. If government approval is necessary and you have not yet received that approval, discuss the status of the approval within the government approval process;

*   the effect of existing or probable governmental regulations on the business; and

*   the costs and effects of compliance with environmental laws (federal, state and local).

Material Government Regulations are disclosed in Part 1, Item 1, Government Regulations.

As business activities relating to stem cells are in their infancy, we cannot predict the effect of existing or probable governmental regulations on the business.

We feel that we will incur no material costs in complying with federal state and local environmental laws

Item 2. Management's Plan of Operation, page 6

17. Revise MD&A to provide a brief description of the spin-off of the company from Bio-Matrix Scientific Group, Inc.

This description has now been provided in the Form 10SB/A Part I, Item 2

IS. Please provide significantly greater detail with regard to your plan of operations required by Item 3 03 (a) of Regulation S-B, first for the next twelve months and, then, to the point of generating revenues. Ensure that for each of the projects you have discussed that you provide detailed milestones and include a timeframe for completing each milestone in weeks or months. Also, provide the estimated costs associated with each milestone. We may have additional comments after reviewing your response.

This is discussed in detail in Part I  Item 2 (a) (i) of the Form 10SB/A

19. In the second paragraph of this section you have indicated there will be a patent application and trademark processed within the next 18 months. Please discuss in detail in me business section.

This disclosure has been made in Part I, Item 2 (a) (i). We intend to, if development reaches the stage of reasonable certainty of operation, file our initial patent application  on our  cryo-chip technology and trademark the brand name “Frezer” for use with computerized units for storing biological specimens.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 8

20. Ensure that the table reflects current shareholders. If the registrant's stock has not yet been distributed by BMXG to its shareholders when you file the next amendment to the registration statement, please revise the table,

We have amended accordingly

21. Revise the number of shares of David Koos to include those which he beneficially owns through the three companies listed. Also, state in "footnote (a)" that the total reflects both the shares he owns directly and the shares he owns beneficially.

We have amended accordingly

Item 5. Directors. Executive Officers, Promoters and Control Persons, page 8

22. There are inconsistencies in the registration statement regarding titles. One example is that this section states that David Koos is the Chairman, CEO and acting CFO, but the signature page provides no title for him. Another example is that this section states that Geoffrey O'Neill is the President, but the signature page indicates he is "Chairman, secretary and CEO." A third example is that in only one place, the "Security Ownership of Certain Beneficial Owners and Management" section on page 8, you have stated that David Koos is the chairman of the Board of Directors, Please review all disclosure regarding titles and ensure completeness, accuracy and consistency throughout the registration statement. If there is only one director of the registrant, do not use the plural in discussing this position within the company.

The directors of the Company are, and have been since inception, David Koos (Chairman), Brian Pockett, and Geoffrey O’Neill. This information was omitted from the initial filing by oversight and the Form

10SB/A has been amended accordingly. On the signature page of the initial filing, the titles for each executive officer are printed directly below the signature as so:

Date: May 31, 2005

/s/ David R. Koos

David R. Koos                                                                                                           Chairman , Secretary and CEO

Date: May 31, 2005

/s/ Geoffrey O’Neill                                                                                                  Geoffrey O’Neill

                           President

We have added Acting CFO to Mr. Koos’ titles on the signature page of the Form 10SB/A

 David R. Koos, PhD & DBA T46t - Chairman and CEO, Acting CFO. page 9

23. Move to this section the disclosure on page 11 regarding David Koos7 NYSE hearing and the settlement with Dr. Yanda.

Amended accordingly

24. With regard to the NYSE finding of guilt, you have implied that authorization of trades by the client exonerates Mr. Koos of excessive or unsuitable trading. Please revise this disclosure because it appears to be inaccurate.

Revised accordingly

25. Please disclose in detail the process by which Dr. Yanda '^released and exonerated" First Union Securities, Monahan and Koos. Include the meaning of "released and exonerated" in this context. We may have further comment.

We have determined that “released and exonerated” was a poor choice of  words . Dr. Yanda agreed to a settlement and part of that settlement included a  release.  We have revised the disclosure accordingly by removing the sentence “Dr. Yanda released and exonerated First Union Securities, Monahan and Koos.”

26. If David Koos was employed by Everen Securities at any time during the past five years, please disclose the dates of his employment

David Koos has not been employed by Everen at any time during the last five years.

27. In view of the fact that both of David Koos’ doctoral degrees are from non-accredited universities, please disclose the number of credit hours he has earned for each and the titles of his dissertations and whether the dissertations are publicly available. We may have further comment.  Also, disclose the locations of Atlantic International University and Northcentral University.  Supplementally advise us whether the latter is accredited. If not, please disclose.

This disclosure has been added to Mr. Koos’ biographical information.

Brian Pockett (53} - Managing Director and COO, page 9

28. Disclose whether Mr. Pockett has been affiliated with PD&C during the past five years, and, if yes, his position and the dates of his affiliation.

Mr. Pockett has not been affiliated with PD&C during the past five years

29. Disclose the locations of all educational institutions named in this section. Also, supplementally advise us whether all are accredited. If not, disclose. In addition, provide the titles of the degrees Mr. Pockett has earned.

This disclosure has been added to Mr. Pockett’s  biographical information.

30. Name the two publishing companies for which Mr. Pockett was an officer.

Mr. Pockett has served as an Executive Vice President of Operations for Metropolis Publications and as Sr. Vice President of Marketing and Sales for Slawson Communications. This disclosure has been added to Mr. Pockett’s  biographical information.

 'Geoffrey O'Neill. PhD (57) - President, page 9

31. Disclose the length of Geoffrey O’Neill’s post-doctoral training under Dr. Good and explain whether he received any certification as a result.

This disclosure has been added to Dr. O’Neill’s  biographical information.

32. Please specify how many of the 90 publications which Dr. O'Neill authored or co-authored concerned primarily stem cell biology,

87 of the publications primarily focused on the field of bone marrow transplantation (a stem cell source) and 3 primarily focused on stem cell biology. This disclosure has been added to Dr. O’Neill’s biographical information.

33. Clarify the dates of Dr. O'Neill's employment with Cryo-Cell.

Dr. O'Neill was employed by Cryo-Cell International  as Laboratory and Scientific Director from April 1999 through July 2003. This disclosure has been added to Dr. O’Neill’s biographical information.

34. Please disclose a basis for your assertions that Cryo-Cell is the first company to pioneer and commercialize family banking for umbilical cord blood stem cells and is a leader in its field. Support your statement by supplementally providing us with copies of, or excerpts from, reports or publications which, you reference.

This assertion was based on information gathered from Cryo-Cell’s website and from Dr. O’ Neill’s  familiarity with Cryo-Cell. On the website, Cryo-Cell states:

“CRYO-CELL International, Inc. is the world's oldest & largest family cord blood stem cell bank. Since 1992 we've provided a high quality, superior value service to expectant parents for the private collection, processing & cryopreservation of their newborn's non-controversial U-Cord® stem cells.”

Although we feel we can extrapolate first from oldest, we have amended the sentence to read as follows :

“Cryo-Cell International was established in 1992 and has the largest number of stored specimens (over 80,000).” This information was gathered from Cryo-Cell’s most recently filed 10K.

Phillip Watts, PhD (37) - Director of Research and Development, page 10

35. The first sentence of this section states: "Dr. Philip Watts brings an outstanding and distinguished career to Bio-Matrix Scientific and has assumed the position of Director of Research and Development" Please revise if you meant for your statement to be about his position with, the registrant. In addition, for all officers, etc., describe any past or present affiliation with Bio-Matrix Scientific and distinguish it from their present affiliation with the registrant.

Revised accordingly

Item 6. Executive Compensation, page 12

36. The first sentence of this section indicates that you have paid compensation to your employees by the issuance of common stock. Please comply with the requirements of Item 402 of Regulation S-B in disclosing this compensation.

That sentence was a typographical error. At the time of filing we were negotiating with our current executives regarding compensation consisting solely of stock. No such compensation was rendered.

Code of Ethics, page 12

37. Provide the exhibit number of the Code of Ethics.

Revised accordingly

Item 7. Certain Relationships and Related Transactions, page 12

38. Explain how you have determined the rental charges for the office space you share with Bio-Matrix Scientific Group.

Part I, Item 3 has been amended to read “ We previously  shared office space with Bio-Matrix Scientific Group at 8885 Rio San Diego Dr. #357, San Diego, CA 92108 for no charge. We have entered into a one year  sublease agreement with BMXG whereby we shall rent this space from BMXG.  The space is currently sufficient for the needs of the Company. Our monthly rental charges shall be $3,818.30 totaling  $45,819.60 per annum starting June 3, 2005.”

Financial Statements

39. You state that you currently employ eight full time employees. Please revise to clarify if the parent or the company employs the eight workers, as the company has only minor administrative expenses. All costs of doing business should be included in the issuer's financial statements, including expenses incurred on its behalf by its parent or other shareholders. A reasonable method of expense allocation should be applied where specific identification is not practicable, accompanied by appropriate footnote disclosure. Please refer to SAB IB and revise the financial statements as necessary.

The Company currently employs eight (8) full time employees and 0 part time employees. While all of our employees are also currently employed by our former parent on a part time basis, there is, and never has been, an  obligation by our former parent to compensate our employees for services rendered to us, nor is employment by us conditional to employment by our former parent. We are not now, have not ever been, and do not intend to be, obliged to provide the services of our present or future employees to our former parent. Our former parent is not now, has not ever been, and to our knowledge does not endeavor to be, obliged to provide the services of its present or future employees to us. Part I, Item 1 “Number of Employees” has been adjusted accordingly

40. Tell us whether you plan to succeed to any part of the business of the parent. If so, the financial statements of Frezer, Inc. should be restated to include the transferred operations that were part of the parent's financial statements.

We do not plan to succeed, and have not succeeded to, to any part of the business of the parent.

Balance Sheet

41, It appears that the par value of the common stock is $0.001. However, on the face of the balance sheet, you state that it is $0.0001. Revise the balance sheet accordingly.

Revised accordingly

Commitments and Contingencies

42.  "Item 3 - Description of Property" you state that you will pay rental charges of $45,819 per year beginning on June 3,2005. However, in note 4 you state that you use office space provided by your parent company at no charge. Please reconcile these statements and if necessary, revise, your notes to the financial statements in accordance with SFAS 13.

Part I, Item 3 has been amended to read “ We previously  shared office space with Bio-Matrix Scientific Group at 8885 Rio San Diego Dr. #357, San Diego, CA 92108 for no charge. We have entered into a one year  sublease agreement with BMXG whereby we shall rent this space from BMXG.  The space is currently sufficient for the needs of the Company. Our monthly rental charges shall be $3,818.30 totaling  $45,819.60 per annum starting June 3, 2005.”

Statement of Financial Accounting Standards No. 13 (SFAS 13), entitled 'Accounting for Leases,' provides technical information on the accounting and reporting requirements for leases involving land and buildings. The four criteria serving as requirements for a lease's qualification as a capital lease are contained in paragraph seven of SFAS 13. These four criteria are the title transfer, the bargain purchase option, followed by the specification of a minimum 75% economic life of property in the lease term, and the minimum lease payment of 90% of a leased property's fair value at the lease's onset. Either the first or second criteria are necessary for land leases to qualify as capital leases. Leases for both land and buildings likewise require either of the first two criteria followed by separation and individual capitalization by the lessee. The third and fourth criteria can be considered when neither of the first two criteria are met. Based on the terms of our one year rental agreement, we do not believe that revision of our notes to the financial statements is required.

Please call the undersigned with any questions or comments regarding this letter or other matters related to the filings referenced above.

Sincerely,

/s/Geoffrey O’ Neill

   Geoffrey O’ Neill

   President

   Frezer, Inc.